Nautilus Marine Acquisition Corp.
(A Development Stage Company)

Nautilus Marine Acquisition Corp.
(A Development Stage Company)
 Balance Sheet (unaudited)
April 30, 2011
(In United States Dollars)

Assets
Current assets
Cash	$25,000
Total current assets	25,000
Deferred offering costs	102,871
Total assets	$127,871
Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable	$5,000
Due to related parties	106,680
Total current liabilities	111,680
Commitments	-
Shareholders’ Equity
Preferred shares, $0.0001 par value, 10,000,000 shares authorized, no shares issued and outstanding	-
Shares of common stock, $0.0001 par value, 200,000,000 shares authorized, 1,380,000 shares issued and outstanding	138
Additional paid-in capital	24,862
Deficit accumulated during the development stage	(8,809)
Total shareholders’ equity	16,191
Total liabilities and shareholders’ equity	$127,871

The accompanying notes are an integral part of this financial statement.

Nautilus Marine Acquisition Corp.
(A Development Stage Company)
 Statement of Operations (unaudited)
For the period from November 1, 2010 (inception) through April 30, 2011
(In United States Dollars)

Operating expenses
Formation and operating costs	$8,809
Net Loss	$(8,809)
Weighted average shares outstanding	1,380,000
Basic and diluted net loss per share	$(0.01)

The accompanying notes are an integral part of this financial statement.

Nautilus Marine Acquisition Corp.
(A Development Stage Company)
 Statement of Changes in Shareholders’ Equity (unaudited)
For the period from November 1, 2010 (inception) through April 30, 2011
(In United States Dollars)

				Deficit
				accumulated
			Additional	during the
	Shares of common stock		paid-in	development	Shareholders’
	Shares	Amount	capital	stage	Equity
Balance at November 1, 2010	—	$—	$—	$—	$—
Shares of common stock issued at $0.01449 per share	1,380,000	138	24,862	—	25,000
Net loss	—	—	—	(8,809)	(8,809)
Balance at April 30, 2011	1,380,000	$138	$24,862	$(8,809)	$16,191

The accompanying notes are an integral part of this financial statement.

Nautilus Marine Acquisition Corp.
(A Development Stage Company)
 Statement of Cash Flows (unaudited)
For the period from November 1, 2010 (inception) through April 30, 2011
(In United States Dollars)

Cash Flows from Operating Activities
Net loss	$(8,809)
Adjustments to reconcile net loss to net cash used in operating activities:
Increase in accounts payable	5,000
Net cash used in operating activities	(3,809)
Cash Flows from Financing Activities
Due to related parties	106,680
Deferred offering costs	(102,871)
Proceeds from sale of sponsors’ shares of common stock	25,000
Net cash provided by financing activities	28,809
Net increase in cash	25,000
Cash at beginning of period	-
Cash at end of period	$25,000

The accompanying notes are an integral part of this financial statement.

Nautilus Marine Acquisition Corp.
(A Development Stage Company)

Notes to Financial Statements
April 30, 2011
(In United States Dollars)

1. Organization and plan of business operations

Nautilus Marine Acquisition Corp. (the “Company”) is a recently-organized blank check company formed pursuant to the laws of the Republic of the Marshall Islands for the purpose of acquiring, through a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, exchangeable share transaction or other similar business transaction with one or more operating businesses or assets which the Company has not yet identified (“Business Transaction”).

At April 30, 2011, the Company had not commenced any operations. All activity through April 30, 2011 relates to the Company’s formation and its ability to begin operations is dependent upon the proposed initial public offering (the “proposed offering”) as described below. The Company has selected October 31 as its fiscal year end.

The Company’s ability to commence operations is contingent upon obtaining the adequate financial resources through the proposed offering, which is discussed in Note 3. The Company’s efforts are focused in identifying prospective target businesses in the international maritime shipping, offshore and related maritime services industries which present attractive opportunities for consolidation and growth and a favorable area in which to attempt to consummate a Business Transaction. There is no assurance that the Company will be able to effect an initial Business Transaction.

Proceeds of approximately $48 million from the proposed offering and private placement of approximately $2,331,000 of warrants to purchase shares of common stock less offering expenses, assuming that the underwriters’ overallotment option is not exercised, will be held in a trust account and will only be released to the Company upon the earlier of: (i) the consummation of an initial Business Transaction; or (ii) the Company’s liquidation. Upon consummation of the proposed offering, $1,176,000, which constitutes the underwriters’ commissions, will be paid to the underwriters, excluding $480,000 payable upon completion of our initial Business Transaction. The anticipated $315,000 of proceeds held outside the trust account as well as the interest income earned on the trust account balance that may be released to the Company (as discussed in Note 3) may be used to pay for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses.

The Company, after signing a definitive agreement for the acquisition of one or more target businesses or assets will provide its shareholders with the opportunity to redeem their common stock for cash equal to their pro rata share of the aggregate amount then on deposit in the trust account, less taxes and up to 100% of the interest earned on the proceeds placed in the trust account which the Company may withdraw for working capital purposes, upon the consummation of its Business Transaction. The Company is not required to submit the transaction for shareholder approval prior to consummating the Business Transaction. If no shareholder approval is sought, the Company will proceed with a Business Transaction if it is approved by its board of directors and less than approximately 88% of the public shareholders exercise their redemption rights. Only in the event that the Company seeks shareholder approval in connection with its initial Business Transaction, the Company will proceed with a Business Transaction only if a majority of the outstanding shares of common stock voted are voted in favor of the Business Transaction. If the Company loses its status as a FPI (Foreign Private Issuer) and is subject to the U.S. domestic issuer rules, the Company's public shareholders, regardless of whether they are voting in favor of or against the initial Business Transaction may elect to exercise their redemption rights and shall be entitled to receive cash equal to their pro rata share of the aggregate amount then on deposit in the trust account, including any amounts representing interest earned on the trust account, less taxes and any interest earned on the proceeds placed in the trust account actually withdrawn for working capital purposes. These shares of common stock will be recorded at redemption value and classified as temporary equity upon the completion of the proposed offering, in accordance with FASB ASC 480-10. Astra Maritime Inc. and Orca Marine Corp., the Company’s sponsors (“Sponsors”) and the Company’s other existing shareholders have agreed, in the event the Company seeks shareholder approval of its Business Transaction, to vote their initial shares in favor of approving the Business Transaction. The Company’s initial shareholders, officers and directors have also agreed to vote shares of common stock acquired by them in the proposed offering or in the aftermarket in favor of a Business Transaction submitted to the Company’s shareholders for approval.

Nautilus Marine Acquisition Corp.
(A Development Stage Company)

Notes to Financial Statements
April 30, 2011
(In United States Dollars)

1. Organization and plan of business operations  – (continued)

Solely in the event the Company seeks shareholder approval of its Business Transaction, the above redemption of the Company’s common stock is subject to the restriction on a Public Shareholder together with any affiliate of his or any other person with whom he is acting in concert or as a partnership, syndicate or other group for the purpose of acquiring, holding, or disposing of our securities, from seeking to exercise redemption rights with respect to more than 20% of the common stock sold in the proposed offering. Public Shareholders who redeem their common stock into their pro rata share of the trust account will continue to have the right to exercise any warrants they may hold.

The Company’s officers and directors have agreed that the Company will only have 19 months from the date of its final prospectus to consummate a Business Transaction. If the Company does not consummate a Business Transaction within such 19 month period, it will (i) cease all operations except for the purposes of winding up, (ii) redeem its common stock for cash equal to their pro rata share of the aggregate amount then on deposit in the trust account, less taxes, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as possible following such redemption, subject to the approval of the Company’s remaining stockholders and its board of directors, dissolve and liquidate, as part of our plan of dissolution and liquidation.

The Company will seek to have all third parties (other than the Company’s independent accountants, but including vendors, which means entities that provide goods and services to the Company) or other entities the Company engages after the proposed offering, prospective target businesses and providers of financing, if any, enter into agreements with the Company waiving any right, title, interest or claim of any kind they may have in or to any monies held in the trust account. There is no guarantee that vendors, prospective target businesses or other entities will execute such waivers or, even if they execute such waivers, that they would be prevented from bringing claims against the trust account, including but not limited to fraudulent inducement, breach of fiduciary responsibility and other similar claims, as well as claims challenging the enforceability of the waiver. Further, the Company could be subject to claims from parties not in contract with it who have not executed a waiver, such as a third party claiming tortuous interference as a result of the Company’s efforts to consummate the initial Business Transaction.

Messrs. Tsirigakis and Syllantavos have agreed that they will be liable to the Company, jointly and severally, if and to the extent any claims by a vendor for services rendered or products sold to the Company, or a prospective target business with which the Company has entered into a transaction agreement reduces the amounts in the trust account to below $10.10 per share, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the trust account and except as to any claims under the Company’s indemnity of the underwriters of the proposed offering against certain liabilities, including liabilities under the Securities Act. In the event that an executed waiver is deemed to be unenforceable against a third party, Messrs. Tsirigakis and Syllantavos will not be responsible to the extent of any liability for such third party claims. Based upon representations from Messrs. Tsirigakis and Syllantavos that they have sufficient funds available to satisfy this indemnification obligation to the Company, management believes that Messrs. Tsirigakis and Syllantavos will be able to satisfy any indemnifications obligations that may arise given the limited nature of the obligations. However, in the event that Messrs. Tsirigakis and Syllantavos have liability to the Company under these indemnifications arrangements, the Company cannot assure that it will have the assets necessary to satisfy those obligations.

Nautilus Marine Acquisition Corp.
(A Development Stage Company)

Notes to Financial Statements
April 30, 2011
(In United States Dollars)

2. Summary of significant accounting policies

Basis of presentation
The financial statements are expressed in United States (“U.S.”) dollars, and have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Stock split

On November 22, 2010, the Company completed a 3,450 to 1 stock split. On July 14, 2011, the Company effectuated a 0.80 to 1 reverse stock split. All share and per share information contained in the financial statements has been adjusted for these splits.

Development Stage Company

The Company complies with the reporting requirements of FASB ASC 915-10.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Deferred offering costs

Deferred offering costs consist principally of legal and registration fees incurred through the balance sheet date that are directly related to the proposed offering and that will be charged to shareholder’s equity upon the receipt of the capital raised or charged to operations if the proposed offering is not completed.

Income taxes
There is, at present, no direct taxation in the Marshall Islands and interest, dividends, and gains payable to the Company are received free of all Marshall Islands taxes. The Company is registered as an “exempted company” pursuant to the Marshall Islands Companies Law (as amended). As the Company proceeds with making investments in various jurisdictions, tax considerations outside the Marshall Islands may arise. Although the Company intends to pursue tax-efficient investments, it may be subject to income tax, withholding tax, capital gains tax, and other taxes imposed by tax authorities in other jurisdictions. For U.S. tax purposes, the Company expects to be treated as a passive foreign investment company by its U.S. shareholders. The Company does not expect to be subject to direct taxation based on net income in the U.S. as long as it maintains its non-U.S. trade or business status. The Company does not expect to invest in any U.S. obligation that will be subject to U.S. withholding taxes. As of April 30, 2011, the Company has not commenced operations and thus has no uncertain tax positions. The Company follows the provisions of ASC 740-10 which prescribes a recognition threshold and measurement attribute for how a company should recognize, measure, present and disclose in its financial statements uncertain tax positions that the Company has taken or expects to take on its tax return. ASC 740-10 requires that the financial statements reflect expected future tax consequences of such positions presuming the taxing authorities’ full knowledge of the position and all relevant facts, but without considering time values. There were no adjustments related to uncertain tax positions recognized during the period November 1, 2010 (inception) to April 30, 2011.

Loss per share
Basic loss per share is computed by dividing net loss by the weighted-average number of shares of common stock outstanding during the period. The 1,380,000 shares of common stock issued to the sponsors, after giving effect to forward stock split of 3,450 shares for each outstanding share of common stock on November 22, 2010 and the .8-for-1 reverse split effectuated on July 14, 2011, were issued at a purchase price of approximately $0.018 per share, which is considerably less than the proposed offering per share price in the Public Offering. Such shares have been assumed to be retroactively outstanding for the period since inception. There are no potentially dilutive securities at April 30, 2011.

Nautilus Marine Acquisition Corp.
(A Development Stage Company)

Notes to Financial Statements
April 30, 2011
(In United States Dollars)

2. Summary of significant accounting policies  – (continued)

Concentration of credit risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution. The Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

Fair value of financial instruments
The fair value of the Company’s assets and liabilities, which qualify as financial instruments, approximates the carrying amounts represented in the balance sheet.

Recently issued accounting pronouncements
The Company does not believe that any recently issued, but not yet effective, accounting pronouncements if currently adopted would have a material effect on the accompanying financial statements.

3. Proposed offering
The proposed offering calls for the Company to offer for sale up to 4,800,000 units at a price of $10.00 per unit (plus up to an additional 720,000 units solely to cover the underwriters’ overallotments, if any). Each unit consists of one share of common stock and one warrant. The units will begin trading on or promptly after the date of prospectus for the Public Offering. The shares of common stock and warrants comprising the units will trade separately on the tenth business day following the earlier to occur of: (i) the expiration of the underwriters’ over-allotment option (which is 45 days from the date of the prospectus for the Public Offering), (ii) its exercise in full or (iii) the announcement by the underwriters of their intention not to exercise all or any remaining portion of the over-allotment option.

The warrants have an exercise price of $11.50 per share of common stock, and will become exercisable on the later of thirty days after the completion of the Business Transaction, or one year from the date of the effective date of the prospectus relating to the Company’s proposed offering. In no event will the common stock and warrants begin to trade separately until the Company has filed a Form 6-K with the SEC containing an audited balance sheet reflecting its receipt of the gross proceeds of the proposed offering. The audited balance sheet will include proceeds the Company receives from the exercise of the underwriters’ over-allotment option if the over-allotment option is exercised prior to the filing of the Form 6-K. If the over-allotment option is exercised following the filing of such Form 6-K, a second or amended Form 6-K will be filed by the Company to provide updated information reflecting the exercise of the over-allotment option. Following the date that our common stock and warrants are eligible to trade separately, the units will cease trading and will automatically separate into their component securities.

The Company will not redeem the warrants held by Public Shareholders unless a registration statement under the Securities Act of 1933, as amended, or the Securities Act, relating to the shares of common stock issuable upon exercise of the warrants included in the units offered is effective and expected to remain effective to and including the redemption date, and a prospectus relating to the shares of common stock issuable upon exercise of the warrants is available throughout the 30-day redemption period. The Company does not need the consent of the underwriters or the shareholders to redeem the outstanding public warrants.

Nautilus Marine Acquisition Corp.
(A Development Stage Company)

Notes to Financial Statements
April 30, 2011
(In United States Dollars)

3. Proposed offering  – (continued)
If the Company calls the warrants held by Public Shareholders for redemption, it will have the option to require all holders that wish to exercise public warrants to do so on a “cashless basis,” although the public warrant holders are not eligible to do so at their own option. In such event, each holder would pay the exercise price by surrendering the warrants for that number of shares of common stock equal to the quotient obtained by dividing (x) the product of the number of shares of common stock underlying the warrants, multiplied by the difference between the “fair market value” and the exercise price of the warrants by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the shares of common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. This would have the effect of reducing the number of shares received by holders of the warrants.

4. Existing Shareholders’ shares of common stock
The existing shareholders currently own 1,380,000 shares of common stock, after taking into account the Company’s initial issuance of 500 shares of common stock in a private placement on November 1, 2010 for an aggregate of $25,000, a subsequent forward stock split of 3,450 shares for each outstanding share of common stock on November 22, 2010 and a .8-for-1 reverse split effectuated on July 14, 2011. The 1,380,000 shares of common stock, after giving effect to the splits, were issued at a purchase price of approximately $0.018 per share. The Company, the sponsors and existing shareholders intend to execute an agreement prior to the effectiveness of the Company’s initial public offering under which an aggregate of 180,000 of the total shares of common stock outstanding prior to the offering will be subject to forfeiture by them if the underwriters’ over-allotment option is not exercised in full.

In addition, the existing shareholders’ earnout shares (equal to 5.0% of our issued and outstanding shares after the proposed offering and the expiration of the underwriters’ over-allotment option) will be subject to forfeiture by them as follows: (i) 2.5% of our issued and outstanding shares will be subject to forfeiture in the event the last sales price of our stock does not equal or exceed $14.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period within 36 months following the closing of our initial Business Transaction and (ii) 2.5% of our issued and outstanding shares will be subject to forfeiture in the event the last sales price of our stock does not equal or exceed $11.50 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period within 36 months following the closing of our initial Business Transaction. None of the shares of common stock outstanding prior to the offering were subject to forfeiture by the Company at April 30, 2011.

The existing shareholders have agreed, and all of their permitted transferees will agree that all of their shares of common stock will be subject to lockup, other than with respect to transfer to permitted transferees until (i) one year after the completion of our initial Business Transaction or (ii) the date on which we consummate a liquidation, share exchange, change of control transaction, share reconstruction and amalgamation or contractual control arrangement or engage in any other similar Business Transaction. Notwithstanding the foregoing, if the last sales price of our stock equals or exceeds $11.50 for any 20 trading days within any 30-trading day period during the lockup period, 50% of such shares will be released from lockup and, if the last sales price of our stock equals or exceeds $13.00 for any 20 trading days within any 30-trading day period during the lockup period, the remaining 50% of such shares shall be released from lockup. Notwithstanding the ability of our sponsors and directors to transfer, assign or sell their earnout shares upon meeting the foregoing performance targets, they have agreed not to transfer, assign or sell their earnout shares before they are earned.

The insider warrants will be transferable one day after the consummation of the Business Transaction.

Nautilus Marine Acquisition Corp.
(A Development Stage Company)

Notes to Financial Statements
April 30, 2011
(In United States Dollars)

4. Existing Shareholders’ shares of common stock  – (continued)
The existing shareholders will retain all other rights as the shareholders with respect to their shares of common stock, including, without limitation, the right to vote their shares of common stock and the right to receive dividends, if declared (including any transferees). If dividends are declared and payable in units or to extend the period of their underlying securities, such dividends will also be subject to lockup restrictions. If the Company is unable to effect an initial Business Transaction and liquidate, the existing shareholders (or any transferees) will not receive any portion of the liquidation proceeds with respect to their shares of common stock.

In the event the Company seeks shareholder approval of the Business Transaction, the existing shareholders have agreed to vote their shares of common stock in favor of any such Business Transaction. The existing shareholders have also waived the right to exercise redemption rights for their initial shares.

In addition, the existing shareholders or their permitted transferees are entitled to registration rights with respect to their shares of common stock and underlying securities under an agreement to be signed on or before the date of the prospectus.

5. Insider warrants

The sponsors and certain other holders have agreed, pursuant to a written agreement with the Company, to purchase an aggregate of 3,108,000 insider warrants at a price of $0.75 per warrant ($2,331,000 in the aggregate). Such persons are obligated to purchase the insider warrants from the Company immediately prior to the effective date of the prospectus relating to the proposed offering. These warrants will be purchased separately and not in combination with shares of common stock or in the form of units. The purchase price of the insider warrants will be added to the proceeds from the proposed offering to be held in the trust account pending the completion of the initial Business Transaction. If the Company does not complete an initial Business Transaction that meets the criteria described before and is forced to liquidate, then the $2,331,000 purchase price of these warrants will become part of the distribution to its Public Shareholders and these warrants will expire worthless.

The insider warrants are identical to the warrants included in the units being sold in the proposed offering, except that the insider warrants (i) are non-redeemable, so long as they are held by any of the initial holders or their permitted transferees, (ii) are exercisable on a cashless basis at the election of the holder, so long as they are held by the initial holders or their permitted transferees, and (iii) are not transferable or saleable by the initial holders or any of the initial holders beneficial owners (except to permitted transferees) until one day after the consummation of an initial Business Transaction. In addition, each of the shareholders of the sponsors will agree not to transfer their respective ownership interests or take any steps to cause the sponsors to issue new ownership interests in such entities to anyone other than a permitted transferee. The insider warrants are not exercisable and will subject to lockup restrictions.

In addition, commencing after the consummation of the Company’s initial Business Transaction, the holders of the insider warrants and the underlying shares of common stock and their permitted transferees are entitled to registration rights under an agreement to be signed on the date of the prospectus.

Management believes the purchase price of the insider warrants is greater than the fair value of such warrants. The fair value is based on comparable transactions of initial public offerings by blank check companies in the past year. Therefore, the Company will not be required to incur a compensation expense in connection with the purchase by the initial holders of the insider warrants.

Nautilus Marine Acquisition Corp.
(A Development Stage Company)

Notes to Financial Statements
April 30, 2011
(In United States Dollars)

5. Insider warrants – (continued)

The Company has evaluated the accounting treatment of the insider warrants and the warrants attached to the public units. The term of the warrants satisfy the applicable requirements of FASB ASC 815-10-15, which provides guidance on identifying contracts that should not be accounted for as derivative instruments and FASB ASC 815-40-15. Accordingly, the Company intends to classify instrument as additional paid-in capital.

6. Purchase option
The Company has agreed to sell to the underwriter, for $100, an option to purchase up to a total of 150,000 units. The units issuable upon exercise of this option are identical to those offered in the proposed offering. This option is exercisable at $11.00 per unit, and may be exercised on a cashless basis, in whole or in part, during the four-year period from the date of the proposed offering commencing on the later of the commencement of an initial Business Transaction or the one year anniversary of the date of the proposed offering. The option and the 150,000 units, the 150,000 shares of common stock and the 150,000 warrants underlying the units, and the 150,000 shares of common stock underlying the warrants, have been deemed compensation by the Financial Industry Regulatory Authority (“FINRA”) and are therefore subject to a 180-day lock-up pursuant to Rule 5110(g)(1) of the FINRA Conduct Rules. Additionally, the option may not be sold, transferred, assigned, pledged or hypothecated for 180 days following the date of the proposed offering except to any underwriter and selected dealer participating in the proposed offering and their bona fide officers or partners. Although the purchase option and its underlying securities would be registered under the proposed offering, the option grants to holders demand and “piggy back” rights for period of five and seven years, respectively, from the date of the proposed offering with respect to the registration under the Securities Act of the securities directly and indirectly issuable upon exercise of the option. The Company will bear all fees and expenses attendant to registering the securities, other than underwriting commissions which will be paid for by the holders themselves. The Company will have no obligation to net cash settle the exercise of the purchase option or the warrants underlying the purchase option. The holder of the purchase option will not be entitled to exercise the purchase option or the warrants underlying the purchase option unless a registration statement covering the securities underlying the purchase option is effective or an exemption from registration is available. If the holder is unable to exercise the purchase option or underlying warrants, the purchase option or warrants, as applicable, will expire worthless.

The sale of the option will be accounted for as a cost attributable to the proposed offering. As such the fair value of the option will be recorded as a charge to shareholders’ equity. Accordingly, there will be no net impact on the financial position or results of operations, except for the recording of the $100 proceeds from the sale. Management has estimated, based upon a Black-Scholes model, that the fair value of the option on the date of sale would be approximately $500,000, using an expected life of five years after the first anniversary of the effective date of the registration statement for the proposed offering, volatility of 37.05%, and a risk-free rate of 2.63%. The expected volatility of approximately 37.05% was estimated by management based on evaluation of the average historical volatilities of fifteen international maritime shipping companies with vessels in the dry bulk and tanker sectors. However, because the units do not have a trading history, the volatility assumption is based on information currently available to management. Management believes the volatility estimate is a reasonable benchmark to use in estimating the expected volatility of the Company’s units. Although an expected life of five years was used in the calculation, if a Business Transaction is not consummated within the prescribed time period and the Company liquidates, the option will become worthless.

The Company has evaluated the accounting treatment of this option. The term of the option satisfies the applicable requirements of FASB ASC 815-10-15, which provides guidance on identifying the contract that should not be accounting for as derivative instruments and FASB ASC 815-40-15. Accordingly, the Company intends to classify instrument as additional paid-in capital.

Nautilus Marine Acquisition Corp.
(A Development Stage Company)

Notes to Financial Statements
April 30, 2011
(In United States Dollars)

7. Preferred, Common shares and Additional paid in capital
Preferred Stock:  The Company is authorized to issue up to 10,000,000 shares of preferred stock, $0.0001 par value with such designations, as voting, and other rights and preferences. As of April 30, 2011 the Company had not issued any preferred stock.

Common Stock:  The Company is authorized to issue 200,000,000 shares of common stock, par value $0.0001. As of April 30, 2011 the Company has 1,380,000 common shares issued and outstanding, after giving effect to the forward stock split of 3,450 shares for each outstanding share of common stock on November 22, 2010 and the .8-for-1 reverse split effectuated on July 14, 2011.

8. Commitments
The Company has agreed to pay the underwriters 2.45% of the gross proceeds from the proposed offering at closing of the proposed offering (excluding 1.0% payable upon consummation of the initial Business Transaction), except that the underwriters will not receive any underwriting discount on the sale of the units sold pursuant to the over-allotment option. In addition, the representative of the underwriters will loan us up to $72,000 (depending on the number of units sold in the over-allotment option (or $0.10 per unit)), which loan proceeds will be added to the amount to be held in trust. This loan will be interest-free and will be payable by us only upon the successful completion of our initial Business Transaction or can be converted at its option into additional warrants at $0.75 per warrant (such warrants to be identical to the insider warrants and will have piggy-back registration rights for the underlying shares).

The underwriters have been granted a 45-day option to purchase up to an additional 720,000 units to cover overallotments, if any. Commencing on the closing date of the proposed offering through the earlier of consummation of our initial Business Transaction or the Company’s voluntary liquidation, the Company will pay Fjord NEPA (Greece) a total of $7,500 per month for office space and general and administrative services, including but not limited to receptionist, secretarial and general office services.

9. Related-party transactions
As of April 30, 2011, loans due to related party amounted to $106,680 representing payments made for certain offering costs. The loan is non-interest bearing, unsecured and is due at the earlier of November 30, 2011 or upon the closing of the offering. The loan will be repaid out of the proceeds of the proposed offering not placed in trust.

See Note 5 for the commitment to purchase an aggregate of 3,108,000 insider warrants.

See Notes 4 and 5 for the registration rights with respect to the shares of common stock and the insider warrants, respectively.

The sponsors, officers and directors, will participate in any liquidation distributions with respect to any shares of common stock purchased by them in the proposed offering or in the market following consummation of the proposed offering.

See Note 8 for agreement with Fjord NEPA (Greece) or office space, and other professional services.

10. Subsequent events
The Company has evaluated subsequent events occurring after the balance sheet date and has determined that no material events have occurred which would require disclosure in the financial statements other than the following:

The registration statement for the proposed offering was declared effective on July 14, 2011. The Company consummated the proposed offering of 4,800,000 units on July 20, 2011. Simultaneously with the consummation of the proposed offering, the Company consummated the private sale to its existing stockholders of 3,108,000 Insider Warrants at $0.75 per warrant (for an aggregate purchase price of $2,331,000).  Upon the closing of the proposed offering and the private placement, $48,480,000 ($10.10 per share) was placed in the trust account (see Note 1). These proceeds include approximately $480,000 in deferred underwriting commissions. Approximately $299,400 is held outside the trust account and will be used to fund the Company’s operating expenses.

Nautilus Marine Acquisition Corp.
(A Development Stage Company)

Notes to Financial Statements
April 30, 2011
(In United States Dollars)

10. Subsequent events – (continued)

On July 14, 2011, the Company effectuated a 0.8-for-1 reverse split of its outstanding shares of common stock. All weighted average and earnings per share amounts have been restated to reflect the retroactive effect of the reverse stock splits.

 As of July 14, 2011 the sponsors have contributed an additional amount of $131,465 representing payments for certain offering costs. The Company repaid, upon consummation of the proposed offering, loans to Akis Tsirigakis and George Syllantavos, two of its officers and directors, in the amount of $238,145.

On July 20, 2011, the agreement with Fjord NEPA (Greece) for office space and general and administrative services commenced.

On August 15, 2011, the Company announced that the underwriters of the Company’s initial public offering elected not to exercise their over-allotment option.  As a result, the Company’s existing shareholders forfeited an aggregate of 180,000 shares of their common stock of the Company. As a result of the forfeiture, there are 6,000,000 shares of common stock of the Company issued and outstanding as of the date of this report.

On August 29, 2011, the units issued in the proposed offering automatically separated into the common stock and warrants underlying the units. Upon separation, the units ceased listing on the Nasdaq Capital Market and the common stock and warrants commenced trading separately on the Nasdaq Capital Market.